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SEC FILE NUMBER
8-48995

...ISSION

...NUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Logan Group Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2151 Professional Drive, Suite 260
(No. and Street)

Roseville (City) CA (State) 95661 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Logan (Name) 916-791-3200 (Area Code – Telephone Number) securities@logangrp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul Street, # 3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

9/18/03 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Logan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Logan Group Securities, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED JURAT

Signature: ________________

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of PLACER

Subscribed and sworn to (or affirmed) before me on this 12th day of Febrary, 2025, by Kevin Logan ____, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHNATHAN KNEFF
Comm. #2431627
Notary Public · California
Sacramento County
Comm. Expires Dec 19, 2026

SEC1

(Seal)

Signature ____________________

THE LOGAN GROUP SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2024

THE LOGAN GROUP SECURITIES

CONTENTS

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Proprietor and
Those Charged With Governance of
The Logan Group Securities

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Logan Group Securities (the Company) as of December 31, 2024, the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
February 13, 2025

THE LOGAN GROUP SECURITIES
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$ 109,478
Investments in securities, at fair value	33,178
Accounts receivable	43,902
Prepaid expenses	703
Total Assets	$ 187,261

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	
Accounts payable	$ 2,890
Total liabilities	2,890
Proprietor's Equity	184,371
Total Liabilities & Proprietor's Equity	$ 187,261

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Operations
For the Year Ended December 31, 2024

Revenues	
Commissions	$ 259,789
Distribution fees	385,348
Trading income	5,222
Interest income	485
Total Revenues	650,844
Expenses	
Professional fees	28,440
Administrative support	4,800
Rent expense	3,600
Regulatory fees	1,956
Data and communications	2,400
Insurance	2,336
Office supplies	1,284
Total Expenses	44,816
Net Income	$ 606,028

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Changes in Proprietor's Equity
For the Year Ended December 31, 2024

		Total
Balances at December 31, 2023	$	118,538
Distributions		(540,195)
Net income		606,028
Balances at December 31, 2024	$	184,371

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 606,028
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Trading gains	(5,222)
Interest income	(485)
Change in assets and liabilities:	
Decrease in accounts receivable	(28,597)
Decrease in prepaid expenses	(264)
Increase in accounts payable	2,025
Decrease in accrued expenses	(2,000)
Net cash provided by operating activities	571,485
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Distributions to sole proprietor	(540,195)
Net cash used in financing activities	(540,195)
Net increase in cash	31,290
Cash at beginning of year	78,188
Cash at end of year	$ 109,478

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

The Logan Group Securities (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California.

Note 2 - Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

As the Company is a sole proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is incurred by the sole proprietor on their personal tax return.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of mutual funds, annuities and insurance contracts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained

Note 3 - Revenue Recognition, continued

due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2024, the Company had net capital of approximately $135,747 which was $130,747 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party Transactions

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During the year the Company paid $11,100 to the related entity for these services.

The financial position, results of operations and cash flows of the Company differ from those that would be achieved had the Company operated autonomously.

Note 6 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Note 6 - Fair Value Measurements, continued

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
Money market	$ 6,572	$ 6,572	--	--
Mutual funds	26,606	26,606	$ --	$ --
Totals	$ 33,178	$ 33,178	$ --	$ --

For the year ended December 31, 2024, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Investments in securities at fair value are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2024.

Note 7 - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 8 - Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. Company management reviewed the ASU 2023-07 Disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment. The Company has identified its President as the Chief Operating Decision Maker as specified in ASU 2023-07.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2024

Schedule I
THE LOGAN GROUP SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total proprietor's equity qualified for net capital	$ 184,371
Deductions and/or charges	
Accounts Receivable	43,799
Prepaid expenses	703
Net capital before haircuts on securities positions	139,869
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	4,122
Net capital	$ 135,747

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 2,890
Total aggregate indebtedness	$ 2,890

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 193
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 130,747
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 129,747
Ratio: Aggregate indebtedness to net capital	0.02 to 1

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA amended FOCUS report as of December 31, 2024.

Schedule II & III

THE LOGAN GROUP SECURITIES

Computation for Determination of Reserve Requirements and
Information Relating To Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2024

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Sole Proprietor and
Those Charged With Governance of
The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Logan Group Securities (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing Investment advisory services throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing investment advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
February 13, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

THE LOGAN GROUP SECURITIES

The Logan Group Securities Exemption Report

The Logan Group Securities (the "Company") is a registered broker-dealer subject to Rule 17a 5 promulgated by the Securities and Exchange Commission (17 C.F.R. $240.17a-5, Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by 17 C.F.R. $240.17a 5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company is considered a "Non Covered Firm" exempt from 17 C.F.R. S240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing investment advisory services

(2) The Company (1) did not directly or indirectly receive hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kevin Logan, swear (or affirm) that, to my best knowledge and belief this exemption report is true and correct.

Regards,

Chief Executive Officer

Date of Report: January 29th 2025